Exhibit 99.2

news

IMMEDIATE	7 October 2003

Royal & SunAlliance Announces Completion of Bank Facility

Royal & SunAlliance is pleased to announce the successful completion of its negotiation to replace its existing senior debt facility. The new 3 year facility of £400m was oversubscribed and allotments to the 12 banks that are providing it have been rateably reduced by around 23%.

Commenting on the arrangements Andy Haste, Group Chief Executive said that he was pleased that a new facility has been successfully put in place. “This provides additional financial flexibility for the Group and establishes a core team of relationship banks to do business with”

–ENDS–

For further information:

Malcolm Gilbert
Tel: +44 (0) 20 7569 6134